Exhibit 15.1
Management’s Report on Internal Control over Financial Reporting
The management of NTT DoCoMo, Inc. (the “Company”) is responsible for establishing and maintaining internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Internal control over financial reporting of the Company is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting standards generally accepted in the United States.
Because of its inherent limitations, however, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies and procedures may deteriorate.
The management of the Company evaluated the effectiveness of the company’s internal control over financial reporting using the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, the management concluded that the Company’s internal control over financial reporting was effective as of March 31, 2008.
KPMG AZSA & Co., the independent registered public accounting firm that has audited the Company’s consolidated financial statements included in its annual report on Form 20-F for the year ended March 31, 2008 (the “Form 20-F”), has issued an attestation report on the Company’s internal control over financial reporting as of March 31, 2008. This attestation report is attached as Exhibit 15.2 to the Form 20-F.
Date: June 20, 2008

/s/ RYUJI YAMADA
Ryuji Yamada
President and Chief Executive Officer

/s/ KAZUTO TSUBOUCHI
Kazuto Tsubouchi
Executive Vice President and Chief Financial Officer